UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Expires: August 31, 2015
Washington, D.C. 20549	Estimated average burden
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FORM 12b-25
SEC FILE NUMBER
000-55194
NOTIFICATION OF LATE FILING
CUSIP NUMBER
37253T 102

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:   March 31, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

GEO JS Tech Group Corp.
Full Name of Registrant

Former Name if Applicable

6360 Corporate Drive
Address of Principal Executive Office (Street and Number)

Houston, Texas 77036
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant’s certifying auditors have not completed their review and audit of the registrant’s financial statements for fiscal year ended March 31, 2014 to be included in the Form 10-K annual report. Accordingly, the registrant cannot complete and file the Form 10-K by the due date, but expects the audit to be completed and the Form 10-K finalized in order to file the report within the prescribed extension period.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Leonard E. Neilson	801	(801) 733-0800
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenue for the fiscal year ended March 31, 2014 decreased to approximately $2,180,000 from approximately $5,560,000 for the year ended March 31, 2013. The decrease for the 2014 fiscal year is attributed to fewer shipments of iron mineral materials to clients due to weather factors and lack of funding during the period. Accordingly, the net loss for fiscal year 2014 will be approximately $3,000,000 compared to approximately $91,000 for fiscal 2013.

GEO JS Tech Group Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2014	By	/s/ Jimmy Yee
Jimmy Yee, Chief Financial Officer